SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 14, 2001

PLUM CREEK TIMBER COMPANY, INC.
(Exact Name of Registrant as Specified in its Charter)

DELAWARE	1-10239	91-1443693
(State of Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

999 Third Avenue, Seattle, Washington 98104-4096
(Address of Principal Executive Offices) (Zip Code)

(206) 467-3600
Registrant's Telephone Number, including area code

Item 5.   Other Events.

        Attached hereto as Exhibit 99.1 is a press release issued by Plum Creek Timber Company, Inc. on September 14, 2001 which press release is hereby incorporated herein by this reference.

Item 7.   Financial Statements, Pro Forma Financial Information and Exhibits.

Exhibits

    99.1   Press release issued by Plum Creek Timber Company, Inc. on September 14, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLUM CREEK TIMBER COMPANY, INC.

By: /s/ _____Jim Kraft_____

DATED: September 17, 2001

PLUM CREEK TIMBER COMPANY, INC.

Exhibit Index to Form 8-K

Exhibit No.

99.1   Press release issued by Plum Creek Timber Company, Inc. on September 14, 2001.

Exhibit 99.1



PLUM CREEK AND TIMBER COMPANY MERGER

RESCHEDULED TO CLOSE ON OCTOBER 6, 2001

SEATTLE, WA– September 14, 2001 – Plum Creek Timber Company, Inc. (NYSE: PCL) and The Timber Company (NYSE: TGP) today announced that given the tragic events in New York City which resulted in the extraordinary suspension of trading on the New York Stock Exchange for three days, the two companies have rescheduled their pending merger to become effective on October 6, 2001. The Timber Company is a separate operating group of Georgia-Pacific Corporation (NYSE: GP).

The Timber Company is required to give notice of the redemption of its common stock to its stockholders at least thirty "trading days" prior to the redemption. To make up for the trading days lost, each outstanding share of Timber Company common stock will be redeemed by Georgia-Pacific on October 5, 2001 rather than the previously scheduled September 28, 2001.

All other terms and conditions applicable to the redemption of Timber Company common stock and the merger will continue to remain in full force and effect.

Plum Creek, a real estate investment trust, is one of the largest land owners in the nation, with timberlands in the Northwest, Southern, and Northeast regions of the United States and nine wood product mills in the Northwest.

Headquartered at Atlanta, The Timber Company is a separate operating group of Georgia-Pacific (NYSE: GP) and its performance is reflected in one of the corporation's two common stocks. The Timber Company manages 4.7 million acres of timberland in the United States and sells timber and wood fiber to industrial wood users.

Contact:

John Hobbs
Director, Investor Relations
Plum Creek Timber Company, Inc.
(206) 467-3628 or 1-800-858-5347

Bob Jirsa
Director, Corporate and
Environmental Affairs
Plum Creek Timber Co.
(206) 467-3626
www.plumcreek.com

Greg Guest
Director, External
        Communications
Georgia-Pacific Corp.
(404) 652-4739

Rich Good
Director, Investor Relations
Georgia-Pacific Corp.
(404) 652-4720
www.gp.com